June 8, 2006

VIA EDGAR - CORRESPONDENCE

Mr. David H. Roberts
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, Mail Stop 4561
Washington, DC 20549

Re:          Vinoble, Inc.
File # 001-07894
Definitive Information Statement on Schedule 14C

Dear Mr. Roberts:

This letter is in response to the Staff’s oral comments to Vinoble, Inc.’s (the “Registrant”) Pre-14C Information Statement filed on May 17, 2006, which you provided to the Registrant on June 8, 2006.

The Registrant is hereby providing written acknowledgement of the following:

•	The adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.

•
The Registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing.

•	The Registrant also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning the above responses to the undersigned (telephone: (310) 456-3199; fax: (310) 456-1778).

Very truly yours,

By:	/s/ Catherine Thompson
Catherine Thompson,
Interim President and Chief Financial Officer
Vinoble, Inc.